Nasdaq Regulation

Lisa Roberts
Vice President
Listing Qualifications

June 11, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 10, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from indie Semiconductor, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common Stock, par value $0.0001 per share

Warrants to purchase Class A Common Stock, each whole warrant exercisable
for one share of Class A Common Stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Lisa Roberts